UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Farmer Bros. Co.
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(Name of Issuer)

Common Stock, $1.00 Par Value
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(Title of Class of Securities)

307675108
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(CUSIP Number)

Roy F. Farmer
c/o Farmer Bros. Co.
20333 S. Normandie Drive
Torrance, CA 90502
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 24, 2003
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the
Schedule is filed

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SCHEDULE 13G

CUSIP NO. 307675108

1.   NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Roy F. Farmer
I.R.S. Identification Number -
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]             (B) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER        448,336*
                         ------------
6.   SHARED VOTING POWER
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7.   SOLE DISPOSITIVE POWER   448,336*
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8.   SHARED DISPOSITIVE POWER
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*    Includes 171,041 shares owned outright by Mr. Farmer and his wife as trustees of a revocable living trust, 275,342 shares held by various trusts of which Mr. Farmer is sole trustee, for the benefit of family members, 1,849 shares owned by his wife and 60 shares beneficially owned by Mr. Farmer through the Company's Employee Stock Ownership Plan, rounded to the nearest whole share.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    448,336
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)
                    [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    30.24%
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12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN
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Item 1(a) NAME OF ISSUER.

          Farmer Bros. Co.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          20333 S. Normandie Ave., Torrance, California, 90502

Item 2(a) NAME OF PERSON FILING.

          Roy F. Farmer

Item 2(b) ADRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

          c/o Farmer Bros. Co.
          20333 S. Normandie Ave.
          Torrance, California, 90502

Item 2(c) CITIZENSHIP.

          California

Item 2(d) TITLE OF CLASS OF SECURITIES.

          Common Stock, $1.00 par value

Item 2(e) CUSIP NUMBER.

          3076751086

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A.

(a)  [ ]  Broker or dealer registered under section 15 of the Act (15
U.S.C.78o);
(b)  [ ]  Bank as defined in section3(a)(6) of the Act (15 U.S.C.78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)  [ ]  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4    OWNERSHIP.

(a)  Amount beneficially owned: 448,356
(b)  Percent of class: 30.24%
(c)  Number of shares as to which the person has:
     (i)  Sole power to vote or to direct the vote: 448,356*
     (ii) Shared power to vote or to direct the vote:
     (iii) Sole power to dispose or to direct the disposition of: 448,356*
     (iv) Shared power to dispose or to direct the disposition of:

* Includes 171,041 shares owned outright by Mr. Farmer and his wife as trustees of a revocable living trust, 275,342 shares held by various trusts of which Mr. Farmer is sole trustee, for the benefit of family members, 1,849 shares owned by his wife and 104 shares beneficially owned by Mr. Farmer through the Company's Employee Stock Ownership Plan, rounded to the nearest whole share. Pursuant to Rule 13d-4, Roy F. Farmer declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the 275,342 shares held by trusts of which he is the Trustee.

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          N/A

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          N/A

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          N/A

Item 9    NOTICE OF DISSOLUTION OF GROUP.

          N/A

Item 10   CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify at the information set forth in this statement is true, complete and correct.

Date:     December 30, 2003


By:            /s/ Roy F. Farmer

Name:          Roy F. Farmer